UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

SEC FILE NUMBER 03-33263-NY

NOTIFICATION OF LATE FILING

CUSIP NUMBER

(Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-CSR For Period Ended: December 31, 2004

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ASIA PREMIUM TELEVISION GROUP, INC.

RM. 602, 2 NORTH TUANJIEHU STREET

CHAOYANG DISTRICT, BEIJING

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or  N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company was unable to complete and obtain required financials and other information without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Ben Zong

011 (8610) 6582 7543 (Direct), 011 (8610) 6582 7951 (Fax)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[ X ] Yes

[   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.[X] Yes    [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

Asia Premium Television Group, Inc. (“ASTV”) recently completed acquisition of three subsidiaries, one of which was subsequently unwound.   ASTV is currently working with accountants to compile financial statements and information relating to the acquired subsidiaries.  ASTV expects that the acquisition of these subsidiaries will have a material effect on the company’s financial statements and will file a Form 10-QSB upon completion of the report.

Asia Premium Television Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2005

By:   /s/ Miao Bulin

Name: Miao Bulin

Title:

Finance Manager

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